March 31, 2026
EXHIBIT 99.1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13G to which this Exhibit is attached is filed on behalf of each of them in respect of the shares of Class A Common Stock of Ridgepost Capital, Inc., and that this Joint Filing Agreement may be included as an exhibit to such
Schedule 13G.
Each of the undersigned expressly authorizes CAZ Investments LP to file on its behalf any and all amendments to such Schedule 13G.
This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.


CAZ INVESTMENTS LP		CAZ GP Ownership Fund, L.P.

By: /S/ Christopher Zook	By: /S/ Christopher Zook
Name: Christopher Zook		Name: Christopher Zook
Title: Authorized Person	Title: Authorized Person


GP Stakes Fund

By: /S/ Christopher Zook
Name: Christopher Zook
Title: Authorized Person